April 2011: First Quarter Review

Strong but Volatile First Quarter

Investors endured a bumpy ride in the first quarter of 2011. Revolution in the Mid-East and Egypt, epic natural disaster and nuclear radiation fears in Japan, and rising oil prices caused stocks to trade in negative territory mid-way through the quarter. But a sharp rebound the last two weeks of March enabled the S&P 500 Index price to gain 5.4% for the first 3 months of the year. Small-cap growth led the way for the quarter with a return of 9.1%. Growth outperformed value except in the large-cap stocks. Gold underperformed stocks for the third straight quarter, despite hitting new all-time highs. The PC&J Performance Fund gain of 6.9% exceeded our benchmark for the quarter as higher quality stocks are beginning to separate themselves from the rest of the market.

Continued  Support  from  the  Fed

During the volatile first quarter, investors' nerves were likely soothed by the Fed's continued quantitative easing program, which is supplying extra liquidity to the economy. Despite the obvious benefits to our current economic recovery, the Fed's extra supply of liquidity is making some investors fearful of a sharp rise in inflation. No doubt we are seeing some increases in food and energy prices, and Wal-Mart's CEO warned of inflationary pressure coming from higher prices for Chinese-sourced products. But as we have written previously in our Monthly Market Comments, when consumers spend more money on the basic necessities, they have less money left to spend on discretionary items. Only significantly higher wages can fuel a broad rise in prices, but our high unemployment is keeping wage growth in check.

Keep in mind that a number of major economic reports have been showing an improving trend in the U.S. labor market. Even though our recovery will likely remain sub-par, when the Fed sees the economy on a self-sustaining growth path, it will likely end its quantitative easing as our recovery will no longer need the excess liquidity.

Earnings  Growth  Robust

We expect the upcoming first quarter earnings reports to provide the market with a catalyst for higher prices. Some questions about the corporate earnings picture have emerged recently as investors are fearful about the lack of pricing power for companies to combat higher costs. But higher quality companies that cater to higher income consumers should be able to raise prices to maintain margins. Likewise, companies experiencing a rising level of earnings coming from the robust emerging market economies should also be able to deal with the expected price pressures. Despite the global challenges posed by the Mid-East situation and its impact on oil prices, and the continued budget conflicts in Washington, our economic picture continues to improve. If the labor market can make some slight improvement while overall inflation only increases moderately, the stock market could be poised for more gains.


MARKET  SECTOR  PRICE  CHANGES



                      % 3 Months                %YTD

S&P 500 Index               5.4%                5.4%
Russell Large Index         5.8%                5.8%
Russell Mid Index           7.3%                7.3%
Russell Small Index         7.6%                7.6%
Russell 3000 Index          5.9%                5.9%




Last  3  Months  and  YEAR-TO-DATE



VALUE        BLEND     GROWTH
5.9%         5.8%      5.7%       LARGE
5.9%         5.8%      5.7%
6.9%         7.3%      7.6%       MEDIUM
6.9%         7.3%      7.6%
6.1%         7.6%      9.1%       SMALL
6.1%         7.6%      9.1%




ECONOMIC  SECTOR  ALLOCATION



Sector                    Fund        S&P 500
Consumer Discretion        12%          10%
Consumer Staple             4%          10%
Energy                     14%          13%

Financial                   6%          16%
Health Care                10%          11%
Industrials                16%          11%

Information Tech           19%          19%
Materials                   2%           4%
Telecommunications          0%           3%

Utilities                   0%           3%
Sector-Specific ETFs        2%          N/A
Cash                       14%          N/A
Other                       1%          N/A



STOCK  SECTOR  ALLOCATION



VALUE     BLEND     GROWTH
   8%       14%        36%        LARGE

   2%        5%        33%        MEDIUM

   2%        0%         0%        SMALL



Stock allocation by size and price-Growth stocks are higher priced stocks, meaning they have above-average P/E ratios, while value stocks, with their below-average P/E ratios, are lower priced stocks.


TOP  FIVE  NEW  STOCK  HOLDINGS
           ---



                                        % of Fund
Autozone Inc                                  2.3%
Whole Foods Market Inc                        1.9%
Roper Industries Inc                          1.5%
CSX Corp                                      1.3%
Pall Corp                                     1.3%



TOP  FIVE  STOCK  HOLDINGS



                                                     % of Fund
Cognizant Technology Solutions Corp                        3.0%
Deere & Company                                            2.8%
Oracle Corp                                                2.7%
Caterpillar Inc                                            2.5%
Stericycle Inc                                             2.5%



Investment objectives, risks, expenses, and other information about the Fund are contained in the prospectus. You may obtain a copy by calling 888.223.0600.
Please  review  it  carefully  before  investing.